UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 333-228667

Sands China Ltd.

(Translation of registrant’s name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, circular and documents, published on March 29, 2019, in relation to the 2019 Annual General Meeting of the Company.

Exhibits

99.1	Announcement, published on March 29, 2019, entitled “Notice of Annual General Meeting”.

99.2	Circular, published on March 29, 2019, entitled “Proposed Re-election of Retiring Directors and Proposed Granting of General Mandates to Repurchase Shares and to Issue New Shares and Adoption of the 2019 Equity Award Plan and Notice of Annual General Meeting”.

99.3	Document, published on March 29, 2019, entitled “Form of Proxy for the Annual General Meeting to be held on Friday, May 24, 2019 (and at any adjournment thereof)”.

99.4	Document, published on March 29, 2019, entitled “Notification Letter and Request Form to Registered Shareholders”.

99.5	Document, published on March 29, 2019, entitled “Notification Letter and Request Form to Non-Registered Holders”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 29, 2019	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams
Senior Vice President of Legal and
Company Secretary